						Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

						31-Mar
	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$59,931	$57,117	$56,667	$47,570	$51,912	$52,992
Interest applicable to rentals	3,914	4,463	9,057	5,885	634	664

Total fixed charges, as defined	$63,845	$61,580	$65,724	$53,455	$52,546	$53,656

Earnings as defined:
Net Income	$140,258	$136,081	$91,067	$48,908	$82,624	$81,347
Add:
Provision for income taxes:
Total	54,529	45,447	59,494	96,901	56,049	54,469
Fixed charges as above	63,845	61,580	65,724	53,455	52,546	53,656

Total earnings, as defined	$258,632	$243,108	$216,285	$199,264	$191,219	$189,472

Ratio of earnings to fixed charges, as defined	4.05	3.95	3.29	3.73	3.64	3.53